UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the date of 30 August 2011

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	30th August 2011

ALLIED IRISH BANKS, P.L.C.

Re: AIB UK 1 LP
Allied Irish Banks, p.l.c. ("AIB") today issues the Half Yearly Financial Report for the half year ended 30 June 2011 for AIB UK 1 LP. Please click on the following link to view:

http://www.rns-pdf.londonstockexchange.com/rns/2492N_-2011-8-30.pdf

Alternatively this announcement is available on www.aibgroup.com/investorrelations

- ENDS -

For further information please contact:

Tiana Peck
Head of Legal Services and Company Secretary,
AIB Group (UK) plc
Bankcentre Britian
Belmont Road
Uxbridge
Middlesex
UB8 1SA
United Kingdom

Tel: 0044 1895 272222

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                         ALLIED IRISH BANKS, p.l.c.
                (Registrant)

Date 30 August 2011

             By: ___________________
Paul Stanley
                         Acting Chief Financial Officer
               Allied Irish Banks, p.l.c.